SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                       UNITED INTERNATIONAL HOLDINGS, INC.
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                                (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                    910734102
                              --------------------
                                 (CUSIP Number)

                              Copy to:
Edward G. Grinacoff                       Stephen A. Cohen, Esq.
767 Fifth Avenue, 45th Floor              Morrison Cohen Singer & Weinstein, LLP
New York, New York 10153                  750 Lexington Avenue
Telephone (212) 754-8100                  New York, New York 10022
                                          Telephone (212) 735-8600

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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 April 10, 1997
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              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space __.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP
No.   910734102                       13D
================================================================================
1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                           Sandler Capital Management
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2      Check the Appropriate Box if a Member of a Group*              (a)  |_|

                                                                      (b)  |X|
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3      SEC Use Only

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4      Source of Funds*               WC

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5      Check Box if Disclosure of Legal Proceedings is Required              |_|
       Pursuant to Items 2(d) and 2 (e)
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6      Citizenship or Place of Organization                            New York

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               7     Sole Voting Power
                         0 shares                                         0%
   Number of   -----------------------------------------------------------------
    Shares     8       Shared Voting Power
 Beneficially             578,900 shares                                 2.2%
   Owned By    -----------------------------------------------------------------
     Each      9       Sole Dispositive Power
   Reporting              0 shares                                         0%
    Person     -----------------------------------------------------------------
     With      10      Shared Dispositive Power
                          578,900 shares                                 2.2%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                 578,900 shares

--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

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13     Percent of Class Represented by Amount in Row (11)
                                                                         2.2%

--------------------------------------------------------------------------------
14     Type of Reporting Person*

                                       PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   910734102                       13D
================================================================================
1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                               Michael J. Marocco
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2      Check the Appropriate Box if a Member of a Group*              (a)  |_|

                                                                      (b)  |X|
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3      SEC Use Only

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4      Source of Funds*              WC

--------------------------------------------------------------------------------
5      Check Box if Disclosure of Legal Proceedings is Required              |_|
       Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6      Citizenship or Place of Organization                        United States

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               7     Sole Voting Power
                         0 shares                                          0%
   Number of   -----------------------------------------------------------------
    Shares     8       Shared Voting Power
 Beneficially            804,300 shares                                  3.1%
   Owned By    -----------------------------------------------------------------
     Each      9       Sole Dispositive Power
   Reporting             0 shares                                          0%
    Person     -----------------------------------------------------------------
     With      10      Shared Dispositive Power
                         804,300 shares                                  3.1%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                 804,300 shares

--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         3.1%

--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   910734102                       13D
================================================================================
1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                   Barry Lewis
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2      Check the Appropriate Box if a Member of a Group*              (a)   |_|

                                                                      (b)   |X|
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3      SEC Use Only

--------------------------------------------------------------------------------
4      Source of Funds*              WC

--------------------------------------------------------------------------------
5      Check Box if Disclosure of Legal Proceedings is Required              |_|
       Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6      Citizenship or Place of Organization                        United States

--------------------------------------------------------------------------------
               7     Sole Voting Power
                        0 shares                                          0%
   Number of   -----------------------------------------------------------------
    Shares     8       Shared Voting Power
 Beneficially            804,300 shares                                   3.1%
   Owned By    -----------------------------------------------------------------
     Each      9       Sole Dispositive Power
   Reporting             0 shares                                           0%
    Person     -----------------------------------------------------------------
     With      10      Shared Dispositive Power
                         804,300 shares                                   3.1%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                 804,300 shares

--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         3.1%

--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   910734102                       13D
================================================================================
1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                 John Kornreich
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2      Check the Appropriate Box if a Member of a Group*               (a)  |_|

                                                                       (b)  |X|
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3      SEC Use Only

--------------------------------------------------------------------------------
4      Source of Funds*              WC

--------------------------------------------------------------------------------
5      Check Box if Disclosure of Legal Proceedings is Required              |_|
       Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6      Citizenship or Place of Organization                        United States

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               7     Sole Voting Power
                         50,000 shares                                     .2%
   Number of   -----------------------------------------------------------------
    Shares     8       Shared Voting Power
 Beneficially            804,300 shares                                   3.1%
   Owned By    -----------------------------------------------------------------
     Each      9       Sole Dispositive Power
   Reporting             50,000 shares                                     .2%
    Person     -----------------------------------------------------------------
     With      10      Shared Dispositive Power
                         804,300 shares                                   3.1%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                 854,300 shares

--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         3.3%

--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   910734102                       13D

================================================================================
1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                 Harvey Sandler
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2      Check the Appropriate Box if a Member of a Group*                (a)  |_|

                                                                        (b)  |X|
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3      SEC Use Only

--------------------------------------------------------------------------------
4      Source of Funds*              WC

--------------------------------------------------------------------------------
5      Check Box if Disclosure of Legal Proceedings is Required              |_|
       Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6      Citizenship or Place of Organization                        United States

--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of            0 shares                                           0%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By              804,300 shares                                  3.1%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person               0 shares                                          0%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                         804,300 shares                                  3.1%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                 804,300 shares

--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         3.1%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       IN

================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   910734102                       13D
================================================================================
1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                 Andrew Sandler
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2      Check the Appropriate Box if a Member of a Group*                (a)  |_|

                                                                        (b)  |X|
--------------------------------------------------------------------------------
3      SEC Use Only

--------------------------------------------------------------------------------
4      Source of Funds*              WC

--------------------------------------------------------------------------------
5      Check Box if Disclosure of Legal Proceedings is Required              |_|
       Pursuant to Items 2(d) and 2(e)
--------------------------------------------------------------------------------
6      Citizenship or Place of Organization                        United States

--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of             0 shares                                          0%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By              804,300 shares                                  3.1%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person               0 shares                                          0%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                         804,300 shares                                  3.1%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                 804,300 shares

--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         3.1%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This statement dated April 10, 1997, constitutes Amendment No. 2 to the
Schedule 13D, dated April 29, 1996, regarding the reporting person's ownership of certain securities of United International Holdings, Inc. (the "Issuer").

      The Schedule 13D is hereinafter referred to as the "Schedule". All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

ITEM 1. Security and Issuer.

            (a) Class A Common Stock, par value $.01 per share ("Common Stock") (CUSIP No. 910734102)

                  United International Holdings, Inc.
                  4643 Ulster Street, Suite 1300
                  Denver, Colorado 80237

ITEM 2. Identity and Background

      The reporting persons are Sandler Capital Management, a registered investment adviser and a New York general partnership ("SCM"), and Harvey Sandler, Barry Lewis, John Kornreich, Michael Marocco and Andrew Sandler (each, an "Individual", and collectively, the "Individuals"). SCM shares are held through 21st Century Communications Partners, L.P. ("21st Century"), 21st Century Communications T-E Partners, L.P. ("T-E") and 21st Century Communications Foreign Partners, L.P. ("Foreign"), each of which is a Delaware limited partnership (collectively, the "Partnerships"). Sandler Investment Partners ("SIP") is a general partner of each of the Partnerships. SCM is the general partner of SIP. SCM also holds shares on behalf of certain managed accounts with respect to which SCM exercises investment discretion. Each Individual, through a Delaware corporation that is controlled by such Individual and that serves as a general partner of SCM, may be deemed to be a beneficial owner of the shares of the Common Stock held by the Partnerships and such managed accounts. Sandler Associates, a New York limited partnership, owns 225,400 shares of Common Stock. Each Individual is a general partner of Sandler Associates.

      Infomedia Associates, Ltd., an entity unaffiliated with any of the reporting persons, is a general partner of each of the Partnerships.

      1. (a) Sandler Capital Management, a New York general partnership ("SCM").

            (b)   Address:
                        767 Fifth Avenue, 45th Floor
                        New York, New York 10153

            (c)   Principal Occupation: Investment Advisor.

            (d)   No.

            (e)   No.

      SCM shares are held through 21st Century, T-E and Foreign, and SCM holds shares on behalf of certain managed accounts. The general partners of SCM are MJM Media Corp., EMEBE Corp., Four JK Corp., ARH Corp. and ALSI, LLC.

      2. (a) Michael J. Marocco, director, officer and sole stockholder of MJM Media Corp., a Delaware corporation.

            (b)   Address:
                        767 Fifth Avenue, 45th Floor
                        New York, New York  10153

            (c) Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.

            (d)   No.

            (e)   No.

            (f)   Citizenship:  United States.

                  MJM Media is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

      3. (a) Barry Lewis, director and majority stockholder of EMEBE Corp., a Delaware corporation.

            (b)   Address:
                        767 Fifth Avenue, 45th Floor
                        New York, New York  10153

            (c) Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.

            (d)   No.

            (e)   No.

            (f)   Citizenship:  United States.

                  EMEBE Corp. is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

      4. (a) John Kornreich, director and majority stockholder of Four JK Corp., a Delaware corporation.

            (b)   Address:
                        767 Fifth Avenue, 45th Floor
                        New York, New York  10153

            (c) Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.

            (d)   No.

            (e)   No.

            (f)   Citizenship:  United States.

                  Four JK Corp. is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

      5. (a) Harvey Sandler, sole shareholder of ARH Corp., a Delaware corporation.

            (b)   Address:
                        1050 Lee Wagener Blvd.
                        Suite 301
                        Fort Lauderdale, Florida 33315

            (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

            (d)   No.

            (e)   No.

            (f)   Citizenship:  United States.

      ARH Corp. is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

      6. (a) Andrew Sandler, a manager and majority member of ALSI, LLC, a Delaware limited liability corporation.

            (b)   Address:
                        767 Fifth Avenue, 45th Floor
                        New York, New York 10153

            (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

            (d)   No.

            (e)   No.

            (f)   Citizenship:  United States.

      ALSI, LLC is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

ITEM 3. Source and Amount of Funds or Other Consideration.

            The source of funds for the acquisition of the shares of Common Stock was the general working capital of the Partnerships, various managed accounts and the general working capital of Sandler Associates. In the aggregate 1,580,600 shares of the Common Stock were acquired for a total purchase price of $15,008,343.

                                                       Number of    Purchase
                       Name                              Shares       Price
                       ----                              ------       -----

21st Century Communications Partners, L.P.               96,280    $1,231,810
21st Century Communications T-E Partners, L.P.           32,760       419,130
21st Century Communications Foreign Partners, L.P.       12,960       165,810
Accounts Managed by SCM                                 868,700    12,569,072
Sandler Associates                                      569,900       622,521

      In addition, J.K. Media, a New York limited partnership controlled by John Kornreich, acquired 50,000 shares of Common Stock for a total purchase price of $658,750.

ITEM 4. Purpose of Transaction.

            The reporting persons acquired their shares for the purposes of investment.

            The reporting persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interests in Securities of the Issuer.

            (a) The following list sets forth the aggregate number and percentage (based on 26,057,610 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended November 30, 1996) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of April 10, 1997:

                                     Shares of            Percentage of Shares
                                    Common Stock            of Common Stock
                 Name            Beneficially Owned        Beneficially Owned
                 ----            ------------------        ------------------

Sandler Capital Management     598,900(1),(3),(5)                 2.2%
Michael J. Marocco             804,300(1),(2),(3),(5)             3.1%
Barry Lewis                    804,300(1),(2),(3),(5)             3.1%
John Kornreich                 854,300(1),(2),(3),(4),(5)         3.3%
Harvey Sandler                 804,300(1),(2),(3),(5)             3.1%
Andrew Sandler                 804,300(1),(2),(3),(5)             3.1%

            (b) By virtue of being the sole stockholder, officer and director of MJM Media Corp., and a general partner or SA, Michael J. Marocco may be deemed to have shared power to vote and to dispose of 804,300 shares of Common Stock, representing approximately 3.1% of the outstanding Common Stock.

                  By virtue of being the majority stockholder and director of EMEBE Corp., and a general partner of SA, Barry Lewis may be deemed to have shared power to vote and to dispose of 804,300 shares of Common Stock, representing approximately 3.1% of the outstanding Common Stock.

                  By virtue of being the majority stockholder and director of Four JK Corp., and a general partner of SA, John Kornreich may be deemed to have shared power to vote and to dispose of 804,300 shares of Common Stock, representing approximately 3.1% of the outstanding Common Stock.

                  By virtue of being the sole stockholder of ARH Corp., and a general partner of SA, Harvey Sandler may be deemed to have shared power to vote and to dispose of 804,300 shares of Common Stock, representing approximately 3.1% of the outstanding Common Stock.

----------
(1) Includes 57,780 shares of Common Stock owned by 21st Century, 19,760 shares of Common Stock owned by T-E and 7,960 shares of Common Stock owned by Foreign.

(2)   Includes 225,400 shares of Common Stock owned by Sandler Associates.

(3)   Includes 493,400 shares of Common Stock owned by SCM.

(4)   Includes 50,000 shares of Common Stock owned by J.K. Media.

(5) The reporting person disclaims beneficial ownership of these securities, except to the extent of his/its equity interest therein.

                  By virtue of being a manager and majority member of ALSI, LLC, and a general partner of SA, Andrew Sandler may be deemed to have shared power to vote and to dispose of 804,300 shares of Common Stock, representing approximately 3.1% of the outstanding Common Stock.

            (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected in open market transactions from February 8, 1997 through April 10, 1997, inclusive:

                            Purchase or        Number of Shares      Purchase or
Name of Shareholder          Sale Date        Purchased or (Sold)    Sale Price
-------------------          ---------        -------------------    ----------

21st Century Communications   4/10/97             (38,500)             $8.85
Partners, L.P.

21st Century Communications   4/10/97             (13,000)             $8.85
T-E Partners, L.P.

21st Century Communications   4/10/97              (5,000)             $8.85
Foreign Partners, L.P.

Accounts Managed by SCM       3/20/97               1,500              $7.9855
                              3/21/97               3,000               8.875
                              3/21/97              15,000               8.31
                              3/21/97              10,000               8.875
                              3/31/97               1,000               9.50
                              4/4/97              (25,000)              9.25
                              4/10/97              (5,000)              9.125
                              4/10/97            (282,000)              8.85

Sandler Associates            3/20/97               1,600              $7.9855
                              3/20/97               3,000               9.00
                              3/20/97               2,400               8.2083
                              4/10/97            (261,500)              8.85

            (d) 21st Century and an individual related to one of the reporting persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock reported in this Schedule 13D.

            (e) On April 10, 1997, the reporting persons ceased to be beneficial owners of more than five percent (5%) of the Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Not Applicable.

ITEM 7. Material to be filed as Exhibits.

            Exhibit 7.01 Joint Filing Agreement.

                                   Signature

            After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: April 18, 1997

                              SANDLER CAPITAL MANAGEMENT

                              By:  EMEBE Corp.

                                       By:  /s/  Barry Lewis
                                           -----------------------------------
                                           Barry Lewis



                                            /s/ Harvey Sandler
                                           -----------------------------------
                                           Harvey Sandler



                                            /s/ Michael Marocco
                                           -----------------------------------
                                           Michael Marocco



                                            /s/ Barry Lewis
                                           -----------------------------------
                                           Barry Lewis



                                            /s/ John Kornreich
                                           -----------------------------------
                                           John Kornreich



                                            /s/ Andrew Sandler
                                           -----------------------------------
                                           Andrew Sandler



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).